Ballard Power Systems Inc.

News Release

Ballard Launches Enhanced Air-Cooled Fuel Cell Stack for Commercial Market Applications
Expected to further stimulate demand for fuel cell solutions

For Immediate Release – April 16, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced the launch of the next generation FCgen™-1020ACS product, a widely deployed clean energy fuel cell stack. The product now boasts a number of enhancements designed to increase durability and lifetime, important benefits for the growing telecom backup power and material handling commercial markets.

The FCgen™-1020ACS, an air-cooled fuel cell stack, was originally designed for integration into a complete system to provide short duration telecom backup power capability in the event of electrical grid failure. In addition, Ballard recognized the product’s ability to service other market segments, including extended duration telecom backup power and material handling equipment. Based on growing traction, along with the requirement for longer product lifetime in these markets, Ballard undertook a product development program to increase durability of the fuel cell stack. Key among the various improvements implemented in this next generation product are modifications to increase robustness of the membrane electrode assembly frame, a critical core component of Ballard’s fuel cells.

“Ballard’s customers will benefit from lower overall system operating cost and maintenance requirements delivered by the extended operating hours of this enhanced fuel cell stack platform,” said Kevin Colbow, Ballard’s Director of Product Management. “We expect a 30-to-50 percent improvement in durability, depending on the application, thereby driving incremental market demand.”

Featuring dynamic response, robust and reliable operation and an air-cooled architecture that enables simplified system design, the FCgen™–1020ACS is a flexible product suitable for a wide variety of low power applications and hybrid system designs. The next generation FCgen™-1020ACS has already been integrated into Ballard’s ElectraGen™ direct hydrogen- and methanol-fuelled systems, which provide more cost-effective and environmentally-friendly solutions for telecom backup power applications than the alternatives of lead-acid batteries and diesel generators. In addition, Plug Power uses the FCgen™-1020ACS fuel cell stack in its line of GenDrive® fuel cell products, which are designed as drop-in replacements for lead-acid batteries in electric lift trucks.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements regarding product development activities, projected outcomes and anticipated customer benefits, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com